EXHIBIT 99.21

Consent of Expert

In connection with the Annual Report on form 40-F for the year ended December 31, 2017 (the “Form 40-F”) of Alio Gold Inc., I, Paul Hosford, BSc, P.Eng hereby consent to the use of my name in connection with the review and approval of technical information disclosed in the Annual Report regarding the Ana Paula Project.

“Paul Hosford”
Signature of Qualified Person

Paul Hosford, BSc, P.Eng
Name of Qualified Person

Vice President, Project Development

Alio Gold Inc.
Title of Qualified Person

March 14, 2018